Exhibit 99.1

December 7, 2016

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Material Event

To whom it may concern,

In response to a requirement made by the regulatory authorities of our main subsidiary, Banco de Galicia y Buenos Aires S.A. (the “Bank”), to provide disclosure regarding such matter, we are writing in order to inform you that the Bank is analyzing options for a possible sale of the company’s total interest in Compañía Financiera Argentina S.A. and its subsidiary Cobranzas y Servicios S.A.

We will timely report the outcome of any binding negotiations that may be held in connection with such sale.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com